

DIVISION OF
CORPORATION FINANCE

July 31, 2009

By U.S. Mail and Facsimile to: (713) 339-1459

Zach L. Wasson
Executive Vice President and Chief Financial Officer
Sterling Bancshares, Inc.
2550 North Loop West, Suite 600
Houston, TX 77092

> **Re:** **Sterling Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-20750**

Dear Mr. Wasson:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 18

1.   Tell us whether, during 2008, you engaged in any unregistered sales of your securities. If so, provide us with the information required by Item 701 of Regulation S-K. In future filings, do not limit your disclosures to sales of securities that were exempt pursuant to Section 3(a)(9) of the Securities Act.

Item 8. Financial Statements and Supplementary Data

Note 4. Loans, page F-19

2.   Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114.

Note 7. Goodwill and Other Intangibles, page F-22

3.   You disclose here that you allocated goodwill to the Houston, San Antonio, Dallas reporting units. You also disclose here that you used the banking operations and MBM Advisor reporting units to test for goodwill impairment. It is unclear why you would allocate goodwill to different reporting units than those you use to test your goodwill for impairment. Please revise future filings to reconcile this apparent inconsistency or tell us what you mean here.

Note 13. Derivative Financial Instruments, page F-27

4.   For your cash flow hedges, please revise future filings to disclose the estimated net amount of gains or losses reported in accumulated other comprehensive income that is expected to be reclassified into earnings within the next 12 months. Refer to paragraph 45(b)(2) of SFAS 133.

Note 21. Disclosures About Fair Value of Financial Instruments

5.   On page F-40 you disclose that you allocated the total proceeds from the sale of preferred stock and common stock warrants based on the relative fair value of each item. Please tell us and revise future filings to disclose:

       a. the specific method you used to determine the fair value of preferred stock; and

       b. the significant assumptions used to determine the fair value of the preferred stock and warrants including as applicable, the dividend rate, stock price volatility, and risk-free interest rate.

6.   Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented. Refer to paragraphs 33a and A36 of SFAS 157.

Form 10-Q Filed May 1, 2009

Allowance for Credit Losses, page 33

7.   You disclose that you recorded an additional provision of $5.3 million in the first quarter of 2009 related to a previously disclosed nonperforming energy loan relationship totaling $29.2 million. We note you recorded a provision of $5.1 million related to this loan relationship prior to 2009. Please provide us with a comprehensive analysis of this loan relationship including a timeline of events by quarter detailing its credit performance which supports your decisions to record provisions for loan losses. Specifically address the following:

       a. Tell us the relevant payment history, LTV statistics including how you determined the value of collateral and when you classified this loan as nonperforming;

       b. Tell us how you determined the amount of provision to record at each quarter end specifically identifying the triggering events and key information supporting the amounts recorded; and

       c. Tell us if you consider this loan to be collateral dependent, and if so, whether you obtained independent appraisals that supported the provisions recorded and the current carrying value of this loan. If you obtained appraisals, please provide us with the relevant information provided in these reports which supports your accounting. Additionally, please tell us the last appraisal date and the type of appraisal obtained (new full appraisal, update of a prior full appraisal, etc.). If no appraisals were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of this loan.

      Also revise future filings to present a summary of this information to allow investors to understand the timing and reasons for recording material provisions for loan losses.

Form 8-K Filed July 21, 2009

8.   We note your presentation of tangible common equity ratio, return on average tangible common equity, tangible common capital to total tangible assets, and tangible book value per common share. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, please:

   a. Clearly label these financial measures as non-GAAP each time they are presented;

   b. Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

   c. State that in light of diversity in presentation in the market place, the methodology for determining these measures may differ among companies; and

   d. Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures.

   Refer to Item 2.02 of Form 8-K and Item 10(e)(1) of Regulation S-K.

Closing Comments

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel